Exhibit 99.1

For Immediate Release

NOVADAQ Reports Third Quarter 2014 Financial Results

Toronto, Ontario – November 6, 2014 – Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced financial results for its third quarter ended September 30, 2014. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (“U.S.”) dollars.

NOVADAQ reported third quarter 2014 revenues of $12.1 million, compared to $8.9 million in the third quarter of 2013, representing an increase of 36%. NOVADAQ’s strategy of investing in a direct sales team resulted in $5.5 million in PINPOINT® and LUNA® sales compared to $2.1 million in the third quarter of last year. Overall third quarter 2014 sales of SPY technology capital equipment were $6.8 million, an increase of 63% compared to the year ago quarter, and recurring revenues increased by 20% year-over-year to $4.2 million.

Third quarter gross profits of $7.8 million (64% margin) represented an increase of 37% compared to profits of $5.7 million (65% margin) in the same period last year.

Net income of $3.0 million for the third quarter of 2014 increased by $9.9 million compared with the $6.9 million net loss in third quarter of 2013. Third quarter 2014 earnings per share were $0.05. Excluding the impact of a non-cash $6.7 million warrants revaluation gain in the period, the loss per share was $0.06.

Third quarter 2014 operating burn (cash consumed by operating activities before changes in working capital) was $1.1 million compared to an operating contribution of $0.6 million in the third quarter of 2013. This difference in operating burn was mainly driven by increased sales and distribution expenses associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure. During the period, working capital consumed was $2.5 million, and $0.7 million was used to build SPY technology systems for evaluation and placement.

Cash and cash equivalents were $157.8 million at September 30, 2014, reflecting a decrease of $4.3 million, compared to the cash position as at June 30, 2014.

During the third quarter, 98 SPY® technology systems, including FIREFLY™, were shipped globally. Exiting the quarter, the worldwide installed base of SPY technology systems was approximately 1,600.

The Company estimates that the number of procedures performed using SPY technology systems during the third quarter was approximately 9,100, representing an increase of 47%, year-over-year and a sequential increase of 22% over the previous quarter.

Subsequent to the end of the quarter, NOVADAQ and LifeCell™ Corporation agreed to transfer all marketing and distribution rights to the Spy Elite® system from LifeCell to NOVADAQ. The transfer will be effective November 30, 2014. LifeCell will provide certain services during a transition period from December 1, 2014 to December 31, 2014 for a service fee equal to approximately the revenue share pursuant to the distribution agreements. The parties terminated the distribution agreement, signed in September 2010, related to the marketing and distribution of the Spy Elite system in the fields of open plastic reconstructive, gastrointestinal, head and neck, and other surgery and also terminate agreements that were signed in November 2011 related to the marketing and distribution of the Spy Elite system in the interventional and vascular fields. The original expiry dates of these agreements were September 2015 and November 2017, respectively. The termination agreement provided for, along with other customary terms, a one-time payment of U.S. $4.5 million to LifeCell at the time of termination. The two parties also agreed to settle any and all legal disputes.

“We were pleased with our sales performance in a quarter that historically is known to be seasonally weaker in our industry,” said Dr. Arun Menawat, NOVADAQ’s President and CEO. “While not yet reflected in our financial results, the signing of our first multi-unit, multi-site LUNA agreement with SerenaGroup™ at the end of the quarter marked the achievement of an important commercial milestone for our Company. Soon thereafter, we announced exclusive SPY technology distribution agreements with Kirloskar Technologies in India and Mizuho in Japan. These achievements, combined with recently announced transfer of SPY Elite back to NOVADAQ, well positions us for continued direct sales success and global growth.”

Conference Call Details

NOVADAQ is pleased to invite all interested parties to participate in a conference call today, November 6, 2014 at 4:30 p.m. Eastern Time, during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (Canada and the United States) or 1-201-689-8031 (International) several minutes prior to the beginning of the call.

A replay of the conference call can be accessed by dialing 1-877-660-6853 (Canada and the United States) or 1-201-612-7415 (International) and entering the conference identification number 13593897 when prompted.

The call will also be archived for 90 days on the Company’s website at novadaq.com under the “Events” tab in the Investor’s section. A replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on NOVADAQ’s website.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ®’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 100 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	As at September 30, 2014	As at December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$157,750,437	$182,329,782
Accounts receivable	13,979,422	8,502,095
Prepaid expenses and other assets	1,624,020	1,032,431
Inventories	6,261,784	3,845,695

	179,615,663	195,710,003
Non-current assets
Property and equipment, net	14,331,003	13,360,833
Intangible assets, net	12,655,978	3,303,647

Total Assets	$206,602,644	$212,374,483

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$6,076,199	$7,123,563
Provisions	310,204	187,080
Deferred revenue	330,208	380,325
Deferred partnership fee revenue	1,233,333	1,300,000
Repayable government assistance	—	17,587

	7,949,944	9,008,555
Non-current liabilities
Deferred revenue	450,970	193,626
Deferred partnership fee revenue	1,083,333	1,991,666
Shareholder warrants	18,517,535	26,065,994

Total Liabilities	$28,001,782	$37,259,841

Shareholders’ Equity
Share capital	$314,804,184	$307,103,074
Contributed surplus	11,540,505	8,953,041
Deficit	(147,743,827)	(140,941,473)

Total Shareholders’ Equity	$178,600,862	$175,114,642

Total Liabilities and Shareholders’ Equity	$206,602,644	$212,374,483

Common shares outstanding	55,479,235	54,894,038

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Product sales	$11,111,225	$8,000,161	$30,893,753	$21,376,114
Royalty revenue	488,575	364,500	1,163,575	1,272,944
Partnership fee revenue	325,000	325,000	975,000	975,000
Service revenue	203,669	206,133	546,519	648,128

Total revenues	12,128,469	8,895,794	33,578,847	24,272,186
Cost of sales	4,326,751	3,153,741	12,160,671	8,929,135

Gross profit	7,801,718	5,742,053	21,418,176	15,343,051

Selling and distribution expenses	6,278,449	3,336,720	20,178,568	9,197,424
Research and development expenses	2,802,133	2,159,453	7,388,078	5,692,477
Administrative expenses	2,412,603	1,264,217	6,376,074	4,367,689
Write-down of equipment	—	25,488	—	25,488
Write-down of inventory	—	—	—	31,285

Total operating expenses	11,493,185	6,785,878	33,942,720	19,314,363

Loss from operations	(3,691,467)	(1,043,825)	(12,524,544)	(3,971,312)

Finance costs	—	(3,218)	—	(179,707)
Finance income	50,194	34,123	177,662	66,827
Warrants revaluation adjustment	6,669,270	(5,881,543)	5,519,528	(15,460,467)
Gain on investment	—	—	25,000	25,000

Income (loss) before income taxes	3,027,997	(6,894,463)	(6,802,354)	(19,519,659)
Income tax expense	—	(22,500)	—	(67,500)

Net income (loss) and comprehensive income (loss) for the period	$3,027,997	($6,916,963)	($6,802,354)	($19,587,159)

Basic income (loss) and comprehensive income (loss) per share for the period	$0.05	($0.14)	($0.12)	($0.43)

Diluted income (loss) and comprehensive income (loss) per share for the period	($0.06)	($0.14)	($0.22)	($0.43)

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
OPERATING ACTIVITIES
Net income (loss) and comprehensive income (loss) for the period	$3,027,997	($6,916,963)	($6,802,354)	($19,587,159)
Items not affecting cash
Depreciation of property and equipment	1,269,293	866,890	3,670,734	2,396,719
Amortization of intangible assets	239,382	76,188	516,422	246,683
Stock-based compensation	1,014,206	641,102	3,344,384	1,857,797
Imputed interest on convertible debentures	—	—	—	169,056
Loss (gain) on investment	—	—	(25,000)	(25,000)
Warrants revaluation adjustment	(6,669,270)	5,881,543	(5,519,528)	15,460,467
Write-down of equipment	—	25,488	—	25,488
Write-down of inventory	—	—	—	31,285

	(1,118,392)	574,248	(4,815,342)	575,336

Changes in non-cash working capital
(Increase) decrease in accounts receivable	(1,180,394)	923,674	(5,477,327)	(1,813,005)
Increase in inventories	(1,518,847)	(346,139)	(2,416,089)	(1,998,299)
Decrease (increase) in prepaid expenses and other assets	24,747	270,880	(591,589)	(118,611)
Increase (decrease) in accounts payable and accrued liabilities and provisions	258,182	(136,457)	(913,944)	1,205,189
(Decrease) increase in deferred revenue and deferred partnership revenue	(121,799)	445,499	(116,784)	223,716

Net change in non-cash working capital balances related to operations	(2,538,111)	1,157,457	(9,515,733)	(2,501,010)

Increase (decrease) in non-current deferred revenue and deferred partnership revenue	13,553	(346,339)	(650,989)	(957,772)

Cash (used in) provided by operating activities	(3,642,950)	1,385,366	(14,982,064)	(2,883,446)

INVESTING ACTIVITIES
Purchase of property and equipment	(921,596)	(1,327,969)	(5,237,984)	(4,466,186)
Disposals of property and equipment	248,603	70,848	597,080	226,270
Purchase of intangible assets including transaction costs	—	(2,477,414)	(6,368,753)	(2,477,414)
Redemption of investments	—	—	25,000	25,000

Cash used in investing activities	(672,993)	(3,734,535)	(10,984,657)	(6,692,330)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	—	—	—	57,856,500
Transaction costs paid relating to issuance of common shares	—	—	—	(3,181,570)
Repayment of government assistance	—	(46,453)	(17,587)	(154,118)
Proceeds from exercise of options	23,179	786,759	1,130,983	2,398,876
Proceeds from exercise of warrants	—	—	284,276	621,912

Cash provided by financing activities	23,179	740,306	1,397,672	57,541,600

Net (decrease) increase in cash and cash equivalents	(4,292,764)	(1,608,863)	(24,569,049)	47,965,824
Impact of foreign exchange on cash and cash equivalents	(9,996)	1,891	(10,296)	(6,397)
Cash and cash equivalents at beginning of period	162,053,197	88,520,580	182,329,782	38,954,181

Cash and cash equivalents at end of period	$157,750,437	$86,913,608	$157,750,437	$86,913,608